S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

July 24, 2007

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on July 24, 2007 and was disseminated through the wire services   of Marketwire.

Item 4:

Summary of Material Change

Drilling is now underway at the INCA project in Chile with the objective of discovering large porphyry copper-gold-molybdenum-silver deposits.  SAMEX plans to   drill approximately 25 core holes totaling 10,000 meters of drilling in this first-phase   program.

Item 5:

Full Description of Material Change

Drilling is now underway at the INCA project in Chile with the objective of discovering large porphyry copper-gold-molybdenum-silver deposits.  SAMEX plans to   drill approximately 25 core holes totaling 10,000 meters of drilling in this first-phase   program.

Blasting and bull-dozer work is on-going at the INCA project preparing additional access roads and drill pads.  The first-phase drill program is expected to take several   months to complete. Additional news releases will provide updates on the exploration   progress and results.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 24th day of July, 2007.

“Larry D. McLean”

Director